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                                                                    EXHIBIT 99.1

                                                                 Fair Disclosure
                                                           [English Translation]
                                                                  March 11, 2005
SUBSCRIBER NUMBERS FOR FEBRUARY 2005

1. BROADBAND

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


                                                  Product                   Subscriber
                                                  -------                   ----------
Residential                                       ADSL                        935,041
                                                  Cable Modem               1,427,648
                                                  SUB-TOTAL                 2,362,689

Corporate                                         ADSL                         18,103
                                                  Cable Modem                   1,063
                                                  SUB-TOTAL                    19,166

VDSL                                                                          292,756
B-WLL                                                                          18,535
Wireless LAN                                                                   36,808
TOTAL                                                                       2,729,954
NET ADDITION                                                                    1,504

2. VOICE
                                                  Product                      Line
                                                  -------                      ----
Residential                                                                 1,108,922
Corporate (Note 1)                                                            305,032
TOTAL                                                                       1,413,954
NET ADDITION                                                                   -7,684


3. LEASED LINE
                                                  Product                   Subscriber
                                                  -------                   ----------
Ordinary leased line                                                            3,440
Internet-dedicated leased line                                                  2,759
Internet-dedicated leased line (B-WLL)                                              8
International Leased Line                                                          51
TOTAL                                                                           6,258
NET ADDITION                                                                      -49

4. GRAND TOTAL
TOTAL                                                                       4,150,166
NET ADDITION                                                                   -6,229


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Note 1) The subscriber number for corporate voice service reflects the customer reduction temporarily caused by forced service termination of non/low profit-generating lines.